SILO PHARMA, INC.

560 Sylvan Ave, Suite 3160

Englewood Cliffs NJ 07632

September 22, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg Herbers

Re:	Silo Pharma, Inc.
Registration Statement on Form S-1 (File No. 333-261532)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Silo Pharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Monday September 26, 2022, or as soon thereafter as practicable.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

SILO PHARMA, INC.

By: /s/ Eric Weisblum

Name: Eric Weisblum

Title: Chief Executive Officer